Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
	2008	2007	2006	2005	2004

Income Before Minority Interests	$27,432	$45,985	$41,848	$21,853	$17,828
Add:
Distributed Income of Equity Investees	6,389	5,934	2,872	1,964	468
Fixed Charges and Preferred Dividends Excluding
Capitalized Interest	36,811	46,054	52,338	49,342	39,535
Amortization of Capitalized Interest	162	139	130	123	136
Deduct:
Gain on Sale of Real Estate	(19,132)	(32,643)	(23,388)	(1,136)	(2,408)
Preferred Dividends	—	(3,146)	(6,655)	(6,655)	(4,814)
Equity in Earnings of Equity Investees	(2,506)	(2,496)	(3,002)	(2,400)	(180)

	$49,156	$59,827	$64,143	$63,091	$50,565

Fixed Charges:
Interest Expense including Amortization of Debt Costs	$36,518	$42,609	$45,409	$42,421	$34,525
Capitalized Interest	1,577	2,881	1,431	741	692
Interest Factor in Rental Expense	293	299	274	266	196

Total Fixed Charges	$38,388	$45,789	$47,114	$43,428	$35,413
Preferred Stock Dividends	—	3,146	6,655	6,655	4,814

Total Fixed Charges and Preferred Dividends	$38,388	$48,935	$53,769	$50,083	$40,227

Ratio of Earnings to Combined Fixed Charges	1.28	1.31	1.36	1.45	1.43
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.28	1.22	1.19	1.26	1.26